SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
240.13d-2(a)

(Amendment No. ___)*

Shoe Carnival, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

824889109
(CUSIP Number)

Mark L. Lemond
7500 East Columbia Street
Evansville, Indiana 47715
(812) 867-6471

Copy to:
James A. Aschleman, Esq.
Baker & Daniels LLP
600 East 96th Street, Suite 600
Indianapolis, Indiana 46240
(317) 569-4883
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 18, 2008
(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [  ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following page(s))

________________________________

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 824889109

(1)      Names of Reporting Persons
           Mark L. Lemond

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)     [   ]
           (b)     [   ]

(3)      SEC Use Only

(4)      Source of Funds (See Instructions):
           PF (See Item 3)

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
           [   ]

(6)      Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	664,267 (1), (2)
	(8)	SHARED VOTING POWER	11,500 (3)
	(9)	SOLE DISPOSITIVE POWER	623,267 (1)
	(10)	SHARED DISPOSITIVE POWER	11,500 (3)

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
            675,767 (1), (2), (3)

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            [   ]

(13)      Percent of Class Represented by Amount in Row (11):       5.2% (1), (2), (3)

(14)      Type of Reporting Person (See Instructions):        IN

__________________________

(1)   Includes 275,000 shares subject to stock options which are presently exercisable or which are exercisable within 60 days from March 18, 2008.
(2)   Includes 41,000 shares of unvested restricted Common Stock as to which Mr. Lemond has voting but not dispositive power.
(3)   Mr. Lemond shares voting and dispositive power over these shares with his spouse.

Item 1.     Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock ("Common Stock") of Shoe Carnival, Inc., an Indiana corporation (the "Issuer"), whose principal executive offices are located at 7500 East Columbia Street, Evansville, Indiana 47715.

Item 2.     Identity and Background.

(a)       Name:     Mark L. Lemond

(b)       Residence or Business Address:
            7500 East Columbia Street
            Evansville, Indiana 47715

(c)       Present Principal Occupation of Mr. Lemond: President and Chief Executive Officer of Shoe Carnival, Inc., 7500 East Columbia Street, Evansville, Indiana 47715.

(d)       During the last five years, Mr. Lemond has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, Mr. Lemond has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him, enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Lemond is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

Mr. Lemond holds 348,267 shares of Common Stock and 41,000 shares of unvested restricted Common Stock, which he acquired through March 18, 2008 using personal funds or received in connection with his position as President and Chief Executive Officer of the Issuer. Mr. Lemond's spouse holds an additional 11,500 shares of Common Stock.

Mr. Lemond has the right to acquire beneficial ownership (immediately or within 60 days) of an additional 275,000 shares of Common Stock pursuant to options issued to him in connection with his employment with the Issuer. Exercise prices for the options follow: 75,000 shares at $11.125; 20,000 shares at $8.5625; 30,000 shares at $4.38; 75,000 shares at $17.12; and 75,000 shares at $12.67. The aggregate exercise price for all options is $3,371,275. The options expire at various dates from March 3, 2009 through March 11, 2013. If Mr. Lemond elects to exercise the options, he intends to use personal funds or engage in a cashless exercise.

Item 4.     Purpose of Transaction.

On March 18, 2008, Mr. Lemond was granted 16,000 shares of restricted Common Stock pursuant to Shoe Carnival, Inc.'s 2000 Stock Option and Incentive Plan in connection with his position as President and Chief Executive Officer of the Issuer. The restrictions lapse upon the achievement of specified performance targets.

Mr. Lemond's executive position provides him the opportunity to exercise significant influence over the management and affairs of the Issuer.

Mr. Lemond intends to change the form of his beneficial ownership from time to time by exercising options to purchase additional shares of Common Stock. Mr. Lemond may also sell shares of Common Stock from time to time, as market conditions allow, to diversify his personal investment portfolio and to provide liquidity.

Item 5.     Interest in Securities of the Issuer.

(a)       As of March 18, 2008, Mark L. Lemond beneficially owns 675,767 shares of the Issuer's common stock, which includes 41,000 shares of unvested restricted
            Common Stock as to which Mr. Lemond has voting but not dispositive power and 275,000 shares subject to stock options which are presently exercisable or which are exercisable within 60 days from March 18, 2008. Mr. Lemond's beneficial ownership represents 5.2% of the Common Stock, based upon a total of
            12,610,668 shares of Common Stock outstanding as of March 18, 2008.

(b)       Mr. Lemond has sole voting power over 664,267 shares, has sole dispositive power over 623,267 shares and shares voting and dispositive power over 11,500 shares with his spouse.

(c)       In addition to the acquisition of the shares of restricted Common Stock described in Item 4, in the last 60 days Mr. Lemond acquired 16,874 shares of Common
            Stock upon the exercise of incentive stock options on March 10, 2008 at an exercise price of $11.00 per share.

(d)       Not Applicable.

(e)       Not Applicable.

Item 6.     Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Lemond participates in the Issuer's 2000 Stock Option and Incentive Plan, under which restricted stock or stock options are granted to company executives and vest over time or upon the achievement of long-term goals. Mr. Lemond also participates in the Issuer's Employee Stock Purchase Plan.

Item 7.     Materials to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2008

/s/ Mark L. Lemond
By: Mark L. Lemond